UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of October 2026
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Investor Presentation

WOKING, United Kingdom, October 6, 2026 -- Nomad Foods Limited (NYSE: NOMD), Europe's leading frozen food company, announced that today it will host its Analyst and Investor Day, during which management will provide an update on business performance and 2026 guidance and introduce the Company's multi-year Value Creation Plan. The analyst day will begin at 9:00 am EST today, October 6th, and will end at approximately 12:00 pm EST. A webcast of the presentation and accompanying material is available at www.nomadfoods.com under Investor Relations. A copy of the press release and investor presentation that contains this information is furnished as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Ruben Baldew
Name:	Ruben Baldew
Title:	Chief Financial Officer
Dated: October 6, 2026

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press release issued by Nomad Foods Limited on October 6, 2026.
99.2	Nomad Foods Limited Analyst and Investor Day Presentation.